UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-11302

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

401(k) Savings Plan of First Niagara

B.	NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

KeyCorp
127 Public Square
Cleveland, Ohio 44114

REQUIRED INFORMATION

The 401(k) Savings Plan of First Niagara (the “Plan”) is subject to ERISA and therefore is filing the financial statements prepared in accordance with the financial reporting requirements of ERISA, as of and for the years ended December 31, 2016 and 2015, as an exhibit to this report. Such Plan financial statements include Reports of Independent Registered Public Accounting Firms thereon.

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm
99	401(k) Savings Plan of First Niagara Financial Statements as of and for the years ended December 31, 2016 and 2015, with Report of Independent Registered Public Accounting Firm thereon.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 27, 2017	By:	/s/ Douglas Schosser
Douglas Schosser, signing on behalf of
KeyCorp as sponsor of the KeyCorp 401(k) Savings Plan
Chief Accounting Officer